Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
 Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (03/2007)

Date, Time and Place:

March 16, 2007, at 5 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antonio, Nº 1343 - 9º floor, in the City and State of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below.

Matters discussed and deliberated on:

1.	The Board Members discussed some major projects for the expansion of the Ultra Group.

2.	In this context, they approved the presentation of an offer to acquire the shares of the Controlling Shareholders of the Ipiranga Group and subsequent transactions, under the terms presented by the Executive Board.

3.	Due to the decision outlined above, the Board Members approved the signature, by the Directors, of all the documents referring to the proposed acquisition.

Observation: These deliberations were approved by all those Board Members present, except for Board Member Renato Ochman, who abstained from voting.

(Minutes of a meeting of the board of directors of Ultrapar Participações S.A., of March 16, 2007)

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned board members present.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice-chairman

Paulo Vieira Belotti – Board Member

Olavo Egydio Monteiro de Carvalho – Board Member

Renato Ochman – Board Member

Nildemar Secches – Board Member

Other than the information contained in this document, Ultrapar Participacoes S.A. has not filed with the SEC any information relating to the merger of the acquisition of the Ipiranga Group, including with respect to the tender and exchange offer transactions referred to above (the "transactions"). As they become available, Ultrapar Participacoes S.A. will be filing with the SEC additional documents relating to the transactions. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participacoes S.A. will be available free of charge from the Investor Relations office of Ultrapar Participacoes S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 011-55-11-3177-6695. PLEASE, READ THE DEFINITIVE OFFERING DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.